As filed with the Securities and Exchange Commission on October 29, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   Schedule TO
                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )*
                       Torrey U.S. Strategy Partners, LLC
                       (Name of Subject Company (Issuer))
                       Torrey U.S. Strategy Partners, LLC
                  (Name of Filing Persons (Offeror and Issuer))
                                    Interests
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                                 James A. Torrey
                                 505 Park Avenue
                                   Fifth Floor
                            New York, New York 10022
                                 (212) 644-7800
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                                 With a copy to:
                              Patricia A. Poglinco
                               Seward & Kissel LLP
                             One Battery Park Place
                            New York, New York 10004
                            Calculation of Filing Fee

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   Transaction Valuation*                                   Amount of Filing Fee
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     $..................................................             $
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*    Set forth the amount on which the filing fee is calculated and state how it was determined.

| | Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

| |  Amount Previously Paid:
     Form or Registration No.:
     Filing Party:
     Date Filed:

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |  third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
| |  going-private transaction subject to Rule 13e-3.
| |  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

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

                          Information Contained Herein
                          ----------------------------

Attached hereto are the following relating to Torrey U.S. Strategy Partners, LLC

Exhibit I - Letter from The Torrey Funds to Financial Advisors dated October 30, 2003

Exhibit II - Letter from The Torrey Funds to Investors.

Exhibit I
---------

                               THE TORREY FUNDS

October 30, 2003

Dear Financial Advisor:

We are writing to inform you that your clients who are investors in Torrey U.S. Strategy Partners, LLC or Torrey International Strategy Partners, LLC will receive materials relating to a tender offer in the next few days.

IF YOUR CLIENT DOES NOT WISH TO SELL HIS OR HER INTEREST IN THE FUND(S), NO ACTION WILL BE REQUIRED.

If your client wishes to sell his or her interest in the Fund(s), the necessary paperwork will be available to them in the mailing.

Based upon the terms and conditions approved by the Board of Managers of the Funds at its meeting on October 27, 2003, the tender offer period will begin on November 4, 2003 and end at 12:00 midnight, Eastern Time, on Tuesday, December 2, 2003.

For those clients who wish to sell their interests, they will need to complete and return the Letter of Transmittal that will be included with the tender offer materials in the postage-paid envelope or by fax so that it arrives no later than Tuesday, December 2, 2003.

If you or your client has any questions on this matter, please call Eileen Spencer at (212) 644-7800, or call me directly at the same telephone number.

Sincerely,


Ricardo Cortez
President, Private Client Group
The Torrey Funds

This communication is not an offer to purchase or solicitation of an offer to sell interests in either of the Funds. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of interests in the Funds should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the particular Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

                               Phone 212.644.7800
                                Fax 212.644.8333

                             www.thetorreyfunds.com
                                 505 Park Avenue
                                    5th Floor
                               New York, NY 10022

Exhibit II
----------

                               THE TORREY FUNDS

Dear Investor:

     We are pleased to inform you that at its meeting on October 27, 2003, the Board of Managers of Torrey U.S. Strategy Partners, LLC (the "Fund") approved a tender offer for the purchase of up to 15% of the interests of the Fund at a price equal to their net asset value at the end of the year. You will be receiving tender offer materials under separate cover.

                                    Sincerely,



                                    Torrey Associates, LLC



This announcement is not an offer to purchase or solicitation of an offer to sell interests in the Fund. The offer is made only by the Offer to Purchase and the related Letter of Transmittal. Holders of interests in the Fund should read these documents when they are available because they contain important information. These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.


                               Phone 212.644.7800
                                Fax 212.644.8333
                             www.thetorreyfunds.com

                                 505 Park Avenue
                                    5th Floor
                               New York, NY 10022


80350.0166 #438996